SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February 2006

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Dated as of February 1, 2005 BELL CANADA and COMPUTERSHARE TRUST COMPANY OF CANADA – SOCIÉTÉ DE FIDUCIE COMPUTERSHARE DU CANADA FOURTH SUPPLEMENTAL TRUST INDENTURE

Table of Contents
SECTION		PAGE
	Recitals	1

ARTICLE ONE
INTERPRETATION

1.01	Part of Original Trust Indenture	2

ARTICLE TWO
COVENANTS OF THE CORPORATION

2.01	Confirmation of Covenants	2

ARTICLE THREE
EXECUTION

3.01	Counterparts and Formal Date	3

THIS FOURTH SUPPLEMENTAL TRUST INDENTURE made as of February 1, 2005

AMONG	BELL CANADA, incorporated under the laws of Canada and having its registered office in the City of Montréal, in the Province of Québec, herein called the “Corporation ”

OF THE FIRST PART

– and –

COMPUTERSHARE TRUST COMPANY  OF CANADA – SOCIÉTÉ DE FIDUCIE  COMPUTERSHARE DU CANADA, a trust  company incorporated under the laws of  Canada and having its head office in the  City of Toronto, in the Province of Ontario,  herein called “Computershare”

OF THE SECOND PART

     WHEREAS under an indenture dated as of April 17, 1996 (the “Original Trust Indenture”) between the Corporation and Montreal Trust Company of Canada – Compagnie Montréal Trust du Canada (the “Original Trustee”) the creation and issue of Subordinated Debentures from time to time without limitation as to principal amount was provided for;

     AND WHEREAS by indentures supplemental to the Original Trust Indenture, the Corporation has issued or authorized for issue $500,000,000 principal amount of 8.875% Subordinated Debentures, Series 1, Due 2026 and $500,000,000 principal amount of 7.65% Subordinated Debentures, Series 2, Due 2031 (all such series of Subordinated Debentures being herein referred to as the “Authorized Debentures”);

     AND WHEREAS by a Third Supplemental Trust Indenture to the Original Trust Indenture (i) the Original Trustee, the Corporation and Computershare provided for the resignation of the Original Trustee and its replacement by Computershare as trustee under the Trust Indenture and (ii) the Corporation restated its covenants following its successive amalgamations with various affiliates;

    AND WHEREAS effective December 1, 2004, the Corporation amalgamated with GT Group Telecom Services Corp. pursuant to the provisions of the Canada Business Corporations Act;

     AND WHEREAS effective February 1, 2005, the Corporation amalgamated with Bell West pursuant to the provisions of the Canada Business Corporations Act;

     AND WHEREAS pursuant to the provisions of the Original Trust Indenture and, in particular, section 8.01 thereof it is desirable that the Corporation enter into and execute this Fourth Supplemental Trust Indenture in favour of Computershare to confirm the obligations of the Corporation.

     NOW THEREFORE THIS INDENTURE WITNESSETH and it is hereby agreed and declared as follows:

ARTICLE ONE
Interpretation

     SECTION 1.01 Part of Original Trust Indenture. The Original Trust Indenture is a part of this Fourth Supplemental Trust Indenture and by this reference is incorporated herein with the same effect as though at length set forth herein; and in this Fourth Supplemental Trust Indenture, unless there is something in the subject or context inconsistent therewith, the expression herein contained shall have the same meaning as corresponding expression in the Original Trust Indenture. All the provisions of the Original Trust Indenture, except only so far as the same may be inconsistent with the express provisions of this Fourth Supplemental Trust Indenture, shall apply to and have effect in connection with this Fourth Supplemental Trust Indenture.

ARTICLE TWO
Covenants of the Corporation

     SECTION 2.01. Confirmation of Covenants. The Corporation hereby expressly covenants:

          (1) To pay punctually when due the principal moneys, premium, if any, interest and other moneys payable under the Trust Indenture;

          (2) To perform and observe punctually all the obligations of Bell Canada under the Trust Indenture and under and in respect of all outstanding Debentures; and

          (3) To observe and perform each and every covenant, stipulation, promise, undertaking, condition and agreement of Bell Canada contained in the Trust Indenture as fully and completely as if it had itself executed the Trust Indenture as Party of the First Part to the Trust Indenture and had expressly agreed therein to observe and perform the same.

ARTICLE THREE Execution

     SECTION 3.01. Counterparts and Formal Date. This Fourth Supplemental Trust Indenture may be executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear date as of February 1, 2005.

     IN WITNESS WHEREOF the parties hereto have declared that they have required that these presents be in the English language and have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

BELL CANADA
(Signed)
By:

COMPUTERSHARE TRUST COMPANY OF CANADA – SOCIÉTÉ DE FIDUCIE COMPUTERSHARE DU CANADA
(Signed)
By:

(Signed)
By:

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: February 24, 2006